No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

PENANG, Malaysia, March 13, 2013 - Construction of Boon Siew Honda’s new one-stop motorcycle production facility, which started in the third quarter of 2011, is now completed and fully operational.

Exhibit 2:

TOKYO, Japan, March 27, 2013 - Honda Motor Co., Ltd. announced that, effective March 25, 2013, it has officially established a new motorcycle production and sales subsidiary in Kenya, where further market growth is expected.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Chief Financial Officer
Honda Motor Co., Ltd.

Date: April 11, 2013

Official Opening of Honda’s New RM222 Million Motorcycle Production Plant

PENANG, Malaysia, March 13, 2013 - Construction of Boon Siew Honda’s new one-stop motorcycle production facility, which started in the third quarter of 2011, is now completed and fully operational.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130313Motorcycle-Production-Plant/index.html

Honda Establishes New Motorcycle Subsidiary in Kenya

TOKYO, Japan, March 27, 2013 - Honda Motor Co., Ltd. announced that, effective March 25, 2013, it has officially established a new motorcycle production and sales subsidiary in Kenya, where further market growth is expected.

Based on Honda’s basic approach with local operations to “start small and grow big” the new company, Honda Motorcycle Kenya Limited, will focus primarily on production and wholesale business. The company will establish a system and capability for global parts sourcing as well as efficient production to deliver high quality products at affordable prices. The new plant, which will have an initial production capacity of 25,000 units, is scheduled to become operational in September 2013.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130327Motorcycle-Subsidiary-Kenya/index.html